

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TSC Distributors, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 701
(No. and Street)

Boston (City) **MA** (State) **02110** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome Vainisi **617-513-7682**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name - if individual, state last, first, middle name)

171 N Clark Street, Suite 200 (Address) **Chicago** (City) **IL** (State) **60601** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome Vainisi, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TSC Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this 29 day of February 2016

Notary Public


SCOTT M. COYLE
MY COMM. EXPIRES JANUARY 12, 2019
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
√	(c)	Statement of Income
√	(d)	Statement of Cash Flows
√	(e)	Statement of Changes in Member's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
√	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
√	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
√	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
√	(n)	Management's Exemption Report
√	0	Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

TSC Distributors, LLC

(a wholly owned subsidiary of TS Capital, LLC)

December 31, 2015

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents



Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

Member
TSC Distributors, LLC

We have audited the accompanying statement of financial condition of TSC Distributors, LLC (a Delaware limited liability company) (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TSC Distributors, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 29, 2016

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

Statement of Financial Condition

December 31, 2015

ASSETS:			
	Cash	$	140,414
	Due from clearing brokers		427,800
	Accounts receivable		180,039
	Fixed assets, net		9,320
	Other assets		10,104
	Investments, at fair value		474,320
	Total assets	$	1,241,997
LIABILITIES AND MEMBER'S CAPITAL:			
	Accounts payable and accrued liabilities	$	206,892
	Member's capital		1,035,105
	Total liabilities and member's capital	$	1,241,997

The accompanying notes are an integral part of these financial statements.

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A - ORGANIZATION

TSC Distributors, LLC (the "Company"), a wholly owned subsidiary of TS Capital, LLC (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in retailing mutual funds and unit investment trusts ("UITs"), selling variable life insurance or annuities, and private placement of securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2. Cash

The Company maintains deposits in federally insured financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

3. Due from Clearing Broker

In the Company's capacity as sponsor of UITs, the Company records receivables from brokers, dealers, and clearing organizations for unsettled sell trades of securities and UITs in addition to receivables from customers for unsettled sell trades of UITs.

4. Accounts Receivable

Accounts receivable consist of commission income and expense reimbursement amounts due from customers for various contracted services provided by the Company. These receivables are recorded when the respective revenue has been earned. There is no allowance for doubtful accounts as of December 31, 2015.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Investments

Investments are reported at fair value, reflecting the amount that would be received to sell an asset in an orderly transaction between market participants at the measurement date (i.e., the exit price). For securities traded on an exchange, the Company values these investments based upon the closing price in the market on which the security is principally traded. All investment transactions are accounted for on a trade-date basis (date the order to buy or sell is executed).

The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market and accounts for these investments as trading securities. UITs are valued at the net asset value or through the use of quoted prices in an over-the-counter market.

6. Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of 3 and 5 years for office equipment and furniture, respectively. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of 3 years.

7. Income Taxes

The Company, with the consent of its single member, has elected to be taxed as a disregarded entity under sections of the federal and state income tax laws, which provides that the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. This assessment is applied to all open tax years, which includes the 2012 through 2015 tax years. As of and during the year ended December 31, 2015, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE C - FAIR VALUE MEASUREMENTS

The Company follows guidance which requires enhanced disclosures about investments that are measured and reported at fair value. The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable pricing inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active.

Level 3 - Instruments with primarily unobservable values where there is limited market activity. The inputs into the determination of fair value inputs for these instruments require significant management judgment or estimation.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

As required by the authoritative guidance under U.S. GAAP, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

NOTE C - FAIR VALUE MEASUREMENTS - Continued

The following table presents information about the Company's investments measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Unit Investment Trusts	$ -	$ 117,699	$ -	$117,699
Common Stocks	356,621	-	-	356,621
Total	$ 356,621	$ 117,699	$ -	$474,320

During the year ended December 31, 2015, there have been no transfers between Level 1 and Level 2 assets and liabilities and there have been no transfers between Level 2 and Level 3 assets and liabilities. For the year ended December 31, 2015, there were no Level 3 securities. For the year ended December 31, 2015, there have been no significant changes to the Fund's fair value methodologies.

NOTE D - FIXED ASSETS

Fixed assets consist of the following:

	Depreciable lives	December 31, 2015
Office equipment and furniture	3-5 years	$ 39,359
Less accumulated depreciation and amortization		(30,039)
Total		$ 9,320

NOTE E - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its Parent, under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. The Parent has made capital contributions to the Company of $1,850,467 for the year ended December 31, 2015. The financial condition may have been significantly different had the Company been autonomous.

The company has incurred net losses in recent years. The Company will continue to be supported by the Parent. The parent will continue to support the Company by capital contributions as needed for at least twelve months from the date of these financial statements.

NOTE F - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

NOTE G - NET CAPITAL REQUIREMENTS

The Company as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregated indebtedness at December 31, 2015, as defined. At December 31, 2015, the Company's net capital was $869,335, which was $769,335 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 23.80%.

NOTE H - REGULATORY EXEMPTION

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(ii) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2016, the date these financial statements were issued, and determined that no events which have occurred would require adjustments to the financial statements.